UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreement

As previously announced, on September 25, 2024, Evaxion Biotech A/S (the “Company”) a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announced that it has entered into an option and license agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) for two preclinical vaccine candidates. The agreement expands the companies’ current collaboration and carries significant value for Evaxion.

Under the terms of the agreement, Evaxion has granted MSD an option to exclusively license Evaxion’s preclinical vaccine candidates EVX-B2 and EVX-B3. EVX-B2 is a protein-based candidate for Gonorrhea and EVX-B3 targets an undisclosed infectious agent. In return, Evaxion receives an upfront payment of $3.2 million and up to $10 million in 2025, contingent upon MSD exercising its option to license either one or both candidates. In addition, Evaxion is eligible for development, regulatory and sales milestone payments with a potential value of up to $592 million per product, as well as royalties on net sales.

The Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing description of such agreement and the transactions contemplated thereby are qualified in their entirety by reference to such exhibit. In addition, the Agreement has been included to provide information regarding its terms. The Agreement is not intended to provide any other information about the Company.

Exhibits

Exhibit
No.	Description
10.1	Option and License agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 1, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer